[Letterhead of Sutherland Asbill & Brennan LLP]

October 28, 2011

VIA EDGAR

Ms. Sheila Stout
Senior Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oxford Lane Capital Corp.
Registration Statement on Form N-2
Filed June 3, 2011
File No. 811-22432

Dear Ms. Stout:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 27, 2011.  The Staff’s comment is set forth below and is followed by the Company’s response.

1.
We note that each of your previously filed Schedule of Investments discusses income notes and states that they are considered equity positions in the collateralized loan obligation (“CLO”) vehicles in which you invest.   In future filings, please revise the disclosure included in your Schedule of Investments to identify the effective yield you have assigned to each such “equity” position in a CLO vehicle.

The Company acknowledges the Staff’s comment and confirms that it will include the requested additional disclosure in its future Schedule of Investments in a manner consistent with the draft Schedule of Investments as of September 30, 2011 attached as an exhibit hereto.

Ms. Sheila Stout
October 28, 2011

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely, /s/ Steven B. Boehm Steven B. Boehm

cc:	John Russo / U.S. Securities and Exchange Commission
Jonathan H. Cohen / Oxford Lane Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP